

June 11, 2015

Laura J. Alber
Chief Executive Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

     Re: Williams-Sonoma, Inc.
               Form 10-K for Fiscal Year Ended February 1, 2015
               Filed April 2, 2015
               File No. 1-14077

Dear Ms. Alber:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. We note your discussions of changes in net revenues, e-commerce net revenues, retail net revenues and other data, cost of goods sold and selling, general and administrative expenses during each year presented. Please revise future filings to quantify the impact of price and volume changes on net sales as well as the other factors you identify as impacting such revenues and expenses. For example, you should quantify to the extent practicable the increase in your international operations and the loss of the additional week of revenues in fiscal 2012 on retail net revenues and lower selling margins and increases in occupancy costs on costs of goods sold as a percentage of revenue. In addition, please include a discussion of the factors causing the changes.

2. Please tell us what consideration you gave to describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenues or income from continuing operations. For example, please include a discussion of the trends in same store sales, selling margins and occupancy costs and advertising efficiency. Please refer to Item 303(a) of Regulation S-K.

3. We note your disclosure of "selling square footage" and "LSF" metrics on page 28. We also note the disclosure of such metrics in your press releases. Please tell us your consideration of disclosing how these metrics correlate to your results of operations and discussing their limitations.

Notes to Consolidated Financial Statements

4. Please tell us the amount of breakage recognized for each year presented and how the breakage is classified in your financial statements. If material, please disclose the amount of breakage recognized in future filings. Please also disclose whether your gift cards have expiration dates.

5. We note that you have multi-year franchise agreements with third parties in the Middle East, Philippines and Mexico. Please tell us the terms of your franchise agreements and your revenue recognition policy for franchise revenues, including any initial fees paid by franchisees. Please also tell us the significance of franchise fees and product sales to franchisees for each year presented.

Foreign Currency Translation, page 45

6. Please disclose the changes in the accumulated balance of foreign currency translation adjustments. Please refer to ASC 220-10-45-14A.

Note L: Segment Reporting, page 54

7. We note your disclosure that you have retail and e-commerce businesses in Canada, Australia and the United Kingdom, and operations throughout Asia and Europe. Please tell us your consideration of providing the disclosure required by to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Laura J. Alber
Williams-Sonoma, Inc.
June 11, 2015
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 with other questions.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief